# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


## Report of Foreign Private Issuer


## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934


For the month of  August  2007

Commission File Number _____0-16174_____

**TEVA PHARMACEUTICAL INDUSTRIES LIMITED**

(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190**
**Petach Tikva 49131  Israel**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X          Form 40-F         

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No   X  

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.          Web Site: www.tevapharm.com

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Contact:   **Dan Suesskind**, Chief Financial Officer          Teva Pharmaceutical Industries Ltd.          972-2-589-2840

**George Barrett**,
Executive V.P. - Global Pharmaceutical Markets     Teva Pharmaceutical Industries Ltd.          (215) 591-3030
President and CEO                                                      Teva North America

**Kevin Mannix/Liraz Kalif**, Investor Relations          Teva Pharmaceutical Industries Ltd.          972-3-926-7281
                                                                                     Teva North America                              (215)-591-8912

**FOR IMMEDIATE RELEASE**

## TEVA ANNOUNCES APPROVAL OF GENERIC PROTONIX® DELAYED RELEASE TABLETS, 20 MG AND 40 MG

**Jerusalem, Israel, August 2, 2007** – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's Abbreviated New Drug Application (ANDA) to market its generic version of Wyeth's Protonix® (Pantoprazole Sodium) Delayed Release (DR) Tablets, 20 mg and 40 mg.

Teva's Pantoprazole Sodium DR Tablets are the AB-rated equivalent of Protonix® DR Tablets, a product indicated for short term treatment of erosive esophagitis associated with GERD, maintenance of healing of erosive esophagitis and for treatment of hypersecretory conditions.

The brand product had annual sales of approximately $2.5 billion for the twelve months ended June 30, 2007, based on IMS sales data.

As one of the first companies to file an ANDA containing a paragraph IV certification for this product, Teva has been awarded a 180-day period of marketing exclusivity.

A patent infringement suit was brought against Teva in May 2004 involving Teva's paragraph IV certification to U.S. Patent No. 4,758,579 related to Teva's Pantoprazole Sodium products.  On July 31, 2007, a hearing was held in the U.S. District Court for the District of New Jersey regarding Wyeth's motion for a preliminary injunction in that action. Teva has agreed not to launch its products until the earlier of a denial of the preliminary injunction or September 7, 2007.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra® and Neurontin®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



Teva Pharmaceutical Industries Ltd.          Web Site: www.tevapharm.com

_____

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                        (Registrant)

By:                                        /s/  Dan Suesskind
                                          Name: Dan Suesskind
                                          Title: Chief Financial Officer

Date: August  , 2007